US Tiger Securities, Inc.

437 Madison Avenue

27th Floor

New York, NY 10022

GF Securities (Hong Kong) Brokerage Limited

27/F, GF Tower, 81 Lockhart Road

Wan Chai, Hong Kong

VIA EDGAR

July 23, 2024

Ms. Rucha Pandit

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NIP Group Inc. (CIK No. 0001966233)
Registration Statement on Form F-1, as amended (File No. 333-280135)

Ladies and Gentlemen:

We hereby join NIP Group Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on July 25, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the Company’s preliminary prospectus dated July 5, 2024, as latest amended on July 22, 2024, to underwriters, institutional investors, dealers and others prior to the requested effective time of the Registration Statement.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

US Tiger Securities, Inc.

By:	/s/ Jack Ye
Name:	Jack Ye
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

GF Securities (Hong Kong) Brokerage Limited

By:	/s/ YAN MING
Name:	YAN MING
Title:	Managing Director

[Signature Page to Acceleration Request Letter]